EXPENSE LIMITATION AGREEMENT

Forum Funds
c/o Atlantic Fund Administration
Three Canal Plaza, Suite 600
Portland, ME 04101

June 15, 2017

LMCG Investments LLC
John Hancock Tower
200 Clarendon Street, 28th Floor
Boston, MA 02116

Dear Mr. Tower:

Pursuant to this Expense Limitation Agreement (the "Agreement"), LMCG Investments, LLC (the "Adviser") agrees to limit its investment advisory fee and reimburse expenses as necessary to ensure that the net annual operating expenses, (excluding all taxes, interest, portfolio transaction expenses, dividend and interest expenses on short sales, acquired fund fees and expenses, proxy expenses, and extraordinary expenses) for the LMCG Global Market Neutral Fund, LMCG Global MultiCap Fund, and LMCG International Small Cap Fund (each a "Fund" and together, the "Funds") do not exceed the levels listed below (the "Expense Limitation") for the period from August 1, 2017 through July 31, 2018 (the "Limitation Period").

LMCG Global Market Neutral Fund - Institutional Shares	1.60%
LMCG Global Market Neutral Fund - Investor Shares	1.85%
LMCG Global MultiCap Fund - Institutional Shares	0.90%
LMCG Global MultiCap Fund - Investor Shares	1.15%
LMCG International Small Cap Fund - Institutional Shares	0.85%
LMCG International Small Cap Fund - Investor Shares	1.10%

This Agreement constitutes the whole agreement between the parties and supersedes any previous fee waiver agreement relating to the Funds.

Each Fund agrees to repay the Adviser for any advisory fees forgone and any operating expenses that the Adviser reimburses under the Expense Limitation, provided that (i) the repayments do not cause the Fund's total operating expenses (excluding all taxes, interest, portfolio transaction expenses, dividend and interest expense on short sales, acquired fund fees and expenses, proxy expenses, and extraordinary expenses) to exceed the annual rate of average daily net assets for the Fund, and (ii) the repayments are made within three years of the date on which they are incurred. The Adviser understands that it shall look only to the assets attributable to the relevant Fund for performance of this Agreement by the Fund and for payment of any claim the Adviser may have hereunder, and neither any other series of the Trust, nor any of the Trust's trustees, officers, employees, agents, or shareholders, whether past, present or future, shall be personally liable therefor.

This Agreement is made and to be performed principally in the states of Massachusetts and Maine, and except insofar as the Investment Company Act of 1940, as amended, or other federal laws and regulations may be controlling, this Agreement shall be governed by, and construed and enforced in accordance with, the internal laws of the State of Delaware.

With respect to each Fund, this Agreement may only be amended or terminated with the approval of the Board of Trustees of Forum Funds (the "Board") and will automatically terminate concurrently with the termination of the advisory agreement between the Adviser and the Trust with respect to such Fund; provided, however, that this Agreement shall not terminate in the event of a termination of such advisory agreement as a result of an assignment thereof by the Adviser if a new advisory agreement is entered into by the Trust and the Adviser with respect to such Fund.

If you are in agreement with the foregoing, please sign the form of acceptance on the enclosed counterpart hereof and return the same to us.

Very truly yours,

FORUM FUNDS,

By: /s/ Jessica Chase
Jessica Chase
Title: President

The foregoing Agreement is hereby accepted as of June 15, 2017.

LMCG Investments, LLC

By: /s/ Joseph F. Tower III
Name: Joseph F. Tower III
Title: CCO

Signature page to the Expense Limitation Agreement